

WITS GOLD
A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR



Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

30 September 2008

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 2 Pages

WGR - Wits Gold - Trading update

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

TRADING UPDATE

In terms of the Listings Requirements of JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on will be more that 20% different from that of the previous corresponding period.

Accordingly, a review of the financial results for the 6 months ended 31 August 2008 by management has indicated that they expect a basic and headline loss per share of between 3,85 cents per share and 4,70 cents per share. In the prior comparative period the company reported a basic and headline loss per share of 11,55 cents per share. The decrease in the loss and headline loss per share is mainly attributable to an increase in interest received (R5,25m) which was offset by a decrease in the fair value gain on a financial asset (R3,26m). The financial information on which this trading statement is based has not been reviewed or reported on by Wits Gold`s auditors. The results for the 6 months ended 31 August 2008 are expected to be published on or about 3 October 2008.

5 September 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
Date: 05/09/2008 16:30:01 Supplied by www.sharenet.co.za

WGR - Wits Gold - Unusual share trades

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

Unusual share trades

It has come to the Company`s attention that a number of unusual share trades occurred on 8 and 9 September 2008. The following explanations have been obtained:

8 September 2008.

A broker erroneously placed an order to sell 1 000 shares at 85 cents per share instead of 8500 cents per share. Due to the fact that the price variance was greater than 5% from the last trade AND the loss was greater than R50 000, the trade was cancelled.

9 September 2008.

During the opening auction, as part of a Resource Index basket transaction, a broker entered an order to sell 20 shares at market. At that time the best bid in the market was a bid of 100 cents per share which had been left in the system from the previous day. Subsequently another broker entered an order to buy 20 shares at 105 cents per share and this was matched to the sell order. Unfortunately, in this case, the trade did not qualify for cancellation as, in spite of the price variance being greater than 5% from the last trade, the subsequent loss was less than R50 000. Accordingly the statistics for 9 September 2008 will reflect a low of 105 cents.

10 September 2008

Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd
Date: 10/09/2008 12:39:11 Supplied by www.sharenet.co.za

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